Exhibit 21

Subsidiaries of the Registrant

Each of the following companies is a direct or indirect wholly owned subsidiary of Lenco Mobile, Inc.:

Subsidiary Name	Jurisdiction of Incorporation
Lenco International Limited	British Virgin Islands
Archer USA Inc.	Delaware
Lenco Media Inc.	Nevada
Lenco Mobile USA Inc.	Nevada
Archer Mobile Limited	Ireland
Lenco Technology Group Ltd.	British Virgin Islands
Lenco Mobile UK Ltd.	United Kingdon
Archer Mobile South Africa Pty Ltd.	South Africa
Archer Mobile Limited	Ireland
Archer Mobile Africa Ltd.	Mauritius